SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	Letter to the Buenos Aires Stock Exchange dated August 17, 2010 regarding Resolution of the First Instance Federal Court in Contentious Administrative Matters No. 6 (“the Court”)

NORTEL INVERSORA S.A.	FREE TRANSLATION FOR IMMEDIATE RELEASE

Buenos Aires, August 17, 2010

Buenos Aires Stock Exchange

Dear Sirs,

RE.:	Resolution issued regarding cases “W de Argentina Inversiones SL c/Telecom Italia and other/discovery” (File No. 23.182/2009) and “W de Argentina Inversiones SL- extraordinary appeal c/ Telecom Italia S.p.A. and other/precautionary measure”

I am writing you in my capacity as responsible for market relations of Nortel Inversora S.A. (“Nortel” or the “Company”) to inform you that on August 13, 2010 the Company was notified of a resolution issued by the First Instance Federal Court in Contentious Administrative Matters No. 6 (“the Court”) in the cases referenced above.

This resolution acknowledges the dismissal of the plaintiff’s claim and therefore revokes the suspension of the exercise of the duties of the members of the Board of Directors of Sofora Telecomunicaciones S.A., Nortel Inversora S.A., Telecom Argentina S.A., Telecom Personal S.A. and Cubercorp S.A. appointed to carry out such duties at the request of Telecom Italia S.p.A. and/or Telecom Italia Internacional N.V. Pursuant to such resolution, the affected directors have resumed their full duties.

The composition of the Board of Directors of Nortel is as follows:

Directors:

Franco Alfredo Agustin Pablo Livini (Chairman of the Board of Directors)

Ricardo Alberto Ferreiro (Vice Chairman of the Board of Directors)

Enrique Llerena

Eduardo Federico Bauer

Claudio Nestor Medone

Javier Errecondo

Alternate Directors:

Jorge Luis Perez Alati

Jorge Alberto Firpo

Pablo Ginetty

Horacio Walter Bauer

Luis Perez Cassini

Saturnino Jorge Funes

Sincerely,

Jose Gustavo Pozzi

Responsible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: August 18, 2010	By:	/s/ José Gustavo Pozzi
		Name:	José Gustavo Pozzi
		Title:	General Manager